UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                        Commission File Number 001-7657

 (CHECK ONE):
 [ ] Form 10-K  [X] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q  [ ] Form N-SAR
 [ ] Form 10-D  [ ] Form N-SAR [ ]  Form N-CSR

                      For Period Ended: December 31, 2007

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR

                      For the Transition Period Ended: _______________




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     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                         PART I REGISTRANT INFORMATION


                   AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
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                           FULL NAME OF REGISTRANT:

                    AMERICAN EXPRESS INCENTIVE SAVINGS PLAN
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                          FORMER NAME IF APPLICABLE:

                            WORLD FINANCIAL CENTER
                               200 VESEY STREET
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          ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER):

                           NEW YORK, NEW YORK 10285
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                           CITY, STATE AND ZIP CODE:

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                        PART II RULE 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [X]


    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.



The American Express Retirement Savings Plan (the "Registrant") is unable to file its Annual Report on Form 11-K (the "11-K") for the period ended December 31, 2007 within the prescribed time period without unreasonable effort or expense due to unanticipated delays in the collection and compilation of certain information for preparation of the Registrant's financial statements and completion of the related audit. The Registrant will file the 11-K on or before the fifteenth calendar day following the prescribed due date.




                           PART IV OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         VALERIA M. CHRISTENSEN        (612)                       234-3746
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                 (NAME)             (AREA CODE)               (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
     answer is no, identify report(s).    [X]  Yes    [ ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?    [ ]  Yes    [X]  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                   AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
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                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




    Date:   July 1, 2008               By: /s/ Valeria M. Christensen
                                      Name:    Valeria M. Christensen
                                     Title:    Director, Retirement Plans
                                                and Delegate, Employee Benefits
                                                Administration Committee


                             DELEGATION OF AUTHORITY

     We, the undersigned members of the Employee Benefits Administration Committee of the American Express Company ("EBAC") hereby delegate to the Director, Retirement Plans, the authority to act on behalf of EBAC with respect to routine compliance and administrative matters, as well as the authority to approve direct transfers pursuant to section 4.4(c) of the American Express Incentive Savings Plan.

Date: May 15, 2006                      Employee Benefits
                                        Administration Committee of
                                        the American Express Company

                                        /s/ Christine Brandt-Jones
                                        /s/ Jim Dwyer
                                        /s/ Mike Nardone


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